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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of December 2020

Commission File Number: 001-15102

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Embraer S.A.

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Av. Brigadeiro Faria Lima, 2170

12227-901 São José dos Campos, São Paulo, Brazil

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EMBRAER S.A.

Companhia Aberta

CNPJ/ME N.º 07.689.002/0001-89

NIRE: 35.300.325.767

MATERIAL FACT

EMBRAER S.A. (“Company”), in accordance with CVM Instruction No. 358, of January 3, 2002, informs its shareholders and the market that its IT systems suffered a cyberattack, resulting in the disclosure of data allegedly attributed to the Company in the early hours of November 30, 2020.

The said cyberattack was identified on November 25, 2020, which made access to only a single environment of the Company’s files unavailable.

As a result of this occurrence, the Company immediately initiated its procedures of investigation and resolution of the event, as well as proceeding with the proactive isolation of some of its systems to protect the systems environment, thus causing temporary impact on some of its operations.

The Company continues to operate with the use of contingency systems, with no material impact to its activities.

The Company is using all its efforts to fully normalize its operations, investigate the circumstances of the attack, determine whether there is any impact on its business and third parties, and define the measures to be taken. The Company will keep the Market informed of subsequent developments arising from this event.

São José dos Campos, November 30, 2020.

Antonio Carlos Garcia

Executive Vice President of Finance & Investor Relations

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 1, 2020

Embraer S.A.

By:	/s/ Antonio Carlos Garcia
	Name:	Antonio Carlos Garcia
	Title:	Executive Vice President of Finance and Investor Relations